SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
June 4, 2015

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated June 4, 2015, entitled “Syneron and Viora Announce Settlement Agreement of Business and Patent Litigations.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: June 4, 2015

Syneron and Viora Announce Settlement Agreement of Business and Patent Litigations

Yokneam, Israel, June 4, 2015 – Syneron Medical Ltd. (NASDAQ: ELOS), a global market leader in the aesthetic medical device marketplace, and Viora Ltd. and Viora Inc., a global manufacturer and distributor of medical aesthetic devices (“Viora”), announced today that they have entered into an agreement  to settle Syneron’s patent infringement law suit against Viora in the United States and a business litigation in Israel. As part of the settlement, Viora acknowledged that its Reaction product infringes Syneron’s U.S. patent No. 6,662,054, and acknowledged the validity of the patent. Viora further agreed that for the next 12 years, it will pay Syneron royalties of 7.5%to 15%, depending on the number of systems sold by Viora on all U.S. sales of products that apply vacuum together with radio frequency energy for body contouring, cellulite reduction, skin tightening and circumferential reduction.

Amit Meridor, Chief Executive Officer of Syneron Medical, said, “We are pleased to reach this settlement that supports the  validity of one of our key VelaShape patents and ends the legal activity related to this matter. As a leading innovator in the aesthetic medical device market, we have developed numerous patented technologies and we intend to vigorously defend our intellectual property.”

Eliran Almog, Chief Executive Officer of Viora Inc., said, “Viora is happy to achieve this settlement with Syneron. The end of this dispute will enable us to provide uninterrupted, access to the Reaction™ technology, in addition to renewing our focus on our customers, ensuring continued customer and patient satisfaction.”

About Syneron Candela
Syneron Candela is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under three distinct brands, Syneron, Candela and CoolTouch, and has a wide portfolio of trusted, leading products including UltraShape, VelaShape, GentleLase, VBeam Perfecta, PicoWay, Profound and elōs Plus.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Candela are located in Israel. Syneron Candela also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

About Viora
Viora is a market leader in the development of technologically advanced medical aesthetic systems for physicians and aesthetic clinicians worldwide. Dedicated to the research and development of safe and effective aesthetic solutions, Viora provides the highest standard of professional grade solutions. For more information on Viora, visit www.vioramed.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expectations, plans and prospects for the Company, including product efficacy, market acceptance of new products, and projected revenues, margins, earnings and market shares. The statements made by the Company are based upon management's current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the risk factors and other cautionary statements described in the Company's filings with the SEC, including those described in the Company's most recent Annual Report on Form 20-F, and in the filings that Syneron Medical makes with the SEC, and other factors beyond the Company's control. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from those expressed or implied by these forward-looking statements.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document. The Company does not intend to update these statements and undertakes no duty to any person to provide any such update under any circumstance.

Contacts:
Hugo Goldman, Chief Financial Officer
+ 972 73 244 2283
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com

Eliran Almog, Chief Executive Officer
+1-201-3324100
Email: Eliran@Vioramed.com